

Angela Hansen

Vice President, Program Management and Regulatory
Affairs at WinSanTor, Inc

Greater San Diego Area

Message

WinSanTor, Inc

 **University of California San Diego**

 See contact info

 195 connections

Working to improve the lives of patients suffering from peripheral neuropathy...

Experience

 **Vice President, Program Management and Regulatory Affairs**
WinSanTor, Inc
2016 – Present · 2 yrs
San Diego, CA
Working to transform the lives of patients suffering from peripheral neuropathy...

Education

 **University of California San Diego**
BS, Physiology and Neuroscience
1992 – 1996

Skills & Endorsements

Drug Development · 12

 Endorsed by **Michael Palfreyman, who is highly skilled at this**

Biotechnology · 12

Endorsed by **Michael Palfreyman, who is highly skilled at this**

Clinical Trials · 11

Ron Heinicke and 10 connections have given endorsements for this skill

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Recommendations

Received (1)   Given (0)



Peter Gaskin
Director at Charles River
Laboratories

October 23, 2006, Peter was a
client of Angela's

I recently worked with Angela on a Project and found her to be an
excellent team lead with good people management skills and
understanding of the industry.

Accomplishments

1   **Language**   ⌄
    Spanish

Interests

 **Milestone Project Management**
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 **University of California San Diego**
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 **San Diego Skin Interests Locus**
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 **Professionals in the Pharmaceut...**
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